Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VA-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

Kenneth W. Reitz

Associate General Counsel

Office: 704-988-4455

Fax: 704-988-1615

E-mail: kreitz@tiaa-cref.org

December 11, 2013 (AW Filing)

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Deborah Skeens – Office of Insurance Products

Re:	TIAA-CREF Life Insurance Company
TIAA-CREF Life Separate Account VA-1
Post-Effective Amendment No. 7 (SEC Accession No. 0001193125-13-406493)
(File Nos. 333-145064 and 811-8963)
Request for Withdrawal of Post-Effective Amendment Pursuant to Rule 477

Dear Ms. Skeens:

We are refiling this withdrawal as a “Form AW” filing, withdrawing a previous post-effective registration. Earlier today, we incorrectly submitted this as a “Form RW” filing, which is used to withdraw initial registrations.

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), TIAA-CREF Life Insurance Company (the “Company”) and the TIAA-CREF Life Separate Account VA-1 (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on October 22, 2013 (the “Amendment”).

The Amendment was filed in connection with an intended offering of a new variable annuity product feature. The Company has since determined that it inadvertently used the incorrect class identifier in its EDGAR submission, and would like to withdraw the Amendment and refile a new post-effective amendment with the correct class identifier. No securities were sold in connection with the Amendment.

The Amendment will become effective pursuant to Rule 485(a) of the 1933 Act on December 23, 2013. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz